SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, August 12, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, announces its results for the second quarter of 2013 (2Q13). All the information herein is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and comparisons are with the second quarter (2Q12) and first half of 2012 (1H12), unless otherwise stated.

Highlights

      GOL recorded an operating loss (EBIT) of R$35 million in 2Q13 resulting in a negative margin of 1.8%, an improvement of R$320 million and 18 percentage points over 2Q12. In the first half, GOL recorded a positive operating margin of 1.7%,  in line with the margin projected for 2013, of between 1% and 3%.

      PRASK (passenger revenue per available seat-kilometer) totaled R$14.14 cents in 2Q13, 10.5% up on 2Q12. This performance fueled the 7.5% year-over-year upturn in RASK (operating revenue per available seat-kilometer), which came to R$15.72 cents in 2Q13. The continuous monthly increase in PRASK since April 2012 reflects the Company’s efforts in optimizing its offer and maximizing the profitability of its routes.

      CASK (operating cost per available seat-kilometer) totaled R$16.01 cents  in the second quarter, 8.4% down on the same period last year. Fuel costs per ASK fell by 8.8%, primarily due to the 3.4% decline in the per-liter fuel price and the use of a more fuel-efficient fleet. CASK ex-fuel fell by 8% in the same period, chiefly impacted by the reduction in personnel costs.

      SMILES’ IPO during the quarter meant that the Company ended 2Q13 with its biggest ever quarterly cash position (cash, cash equivalents, financial investments and short and long-term restricted cash), totaling R$2.8 billion, equivalent to 34% of net revenue of the last 12 months (LTM).

      SMILES S.A. posted an ex-breakage  operating margin of 27.5%, 5.5 percentage points up on 1Q13. The customer base grew by 7% in the last 12 months, reaching 9.3 million participants.

      Continuing with its gradual deleveraging process, the Company closed the second quarter with a leverage ratio, represented by the adjusted gross debt/LTM EBITDAR ratio, of 15.5x, a 44% improvement over 1Q13, thanks to the gradual upturn in operating margins (LTM EBITDAR of R$654 million in 2Q13, versus R$357 million in 1Q13) and around R$318 million debt amortizations in the first-half, including pre payments. Net debt registered a decrease of around R$900 million between 1Q13 and 2Q13, while EBITDAR totaled R$602 million in the first half, a 192.8% increase compared to the same period in 2012.

1	GOL Linhas Aéreas Inteligentes S.A

      Given high exchange rate volatility and the slowing of Brazilian GDP growth, GOL announced in June 2013 a further reduction in 2013 domestic supply of around 9%, versus the previous estimate of 7%.

      In July 2013, GOL strengthened its airline partnerships with the initiation of ticket sales for Delta’s international flights to New York and Detroit through its sales channels. Also in July, the Company requested authorization from the Brazilian and Italian governments to implement a codeshare agreement with Alitalia.

Financial Highlights (R$MM)	2Q13	2Q12	Chg. %	6M13	6M12	Chg. %
Net Revenue	1,914.8	1,830.7	4.6%	3,997.5	3,996.7	0.0%
Operating Income (Loss)	(35.1)	(354.6)	-90.1%	66.1	(347.4)	nm
Operating Margin	-1.8%	-19.4%	+17.5 pp	1.7%	-8.7%	+10.3 pp
EBITDA	81.1	(222.6)	nm	293.2	(96.3)	nm
EBITDA Margin	4.2%	-12.2%	+16.4 pp	7.3%	-2.4%	+9.7 pp
EBITDAR	235.1	(62.4)	nm	601.7	205.5	192.8%
EBITDAR Margin	12.3%	-3.4%	+15.7 pp	15.1%	5.1%	+9.9 pp
Net Loss	(433.0)	(715.1)	-39.5%	(508.2)	(756.5)	-32.8%
Net Margin	-22.6%	-39.1%	+16.5 pp	-12.7%	-18.9%	+6.2 pp

2	GOL Linhas Aéreas Inteligentes S.A

Message from Management

In 2Q13, the Company recorded an improvement of R$320 million and registered an operating loss (EBIT) of R$35 million. The operating margin was negative by 1.8%, up by 18 percentage points over 2Q12, in what is the industry’s seasonally weakest quarter. As a result, GOL reported a positive operating margin of 1.7% in the first half.

Since April of last year, GOL has adapted its capacity to the new cost reality in the aviation industry, reducing its domestic route network while adjusting its cost structure and operational capacity.

The strategy was implemented without losing focus on the client and the Company’s commitment to expanding products and services. Corporate clients are the object of special attention for GOL. According to Abracorp (the Brazilian travel agents’ association), GOL’s share of the domestic business trip market grew by 3 percentage points in the last 12 months, closing the first half at 33.5%.

The remote check-in ratio has also been recording a continuous improvement, reaching an average 55% in the first half of the year, helping GOL to maintain the punctuality lead in the domestic market year-to-date.  In the country’s leading airports, the ratio was higher than 80%.

The development of partnerships has also played an important role in GOL’s strategy of increasing its international presence. The codeshare agreement with Delta was expanded and all destinations covered by Delta in Brazil will be connected to GOL’s route network and available for purchase on its sales channels by the end of August. The Company also announced the first step in the implementation of a codeshare agreement with the Italian airline, Alitalia, which will give GOL and Alitalia clients improved access to flights between Brazil and Europe.

Thanks to these measures, among others, our services became more attractive to passengers willing to pay for higher yields, reflected in the 10.5% year-to-date increase in PRASK and in the clear benefits for members of the SMILES program.

In line with its commitment to maintaining high liquidity, GOL accessed the capital market and launched the IPO of SMILES S.A. in the end of April. With this, the Company’s total cash position reached R$2.8 billion at the close of the quarter, equivalent to 34% of LTM net revenue and the Company’s highest ever figure. GOL also amortized debt of around R$318 million in the first half, thereby reducing its financial costs.

Thanks to the improved operating margins and the consequent EBITDAR recomposition, GOL continued its process of gradual deleveraging and strengthening the balance sheet. GOL closed 2Q13 with a 44% improvement in its financial leverage ratio over the previous three months and this downward trajectory should continue until the end of the year due to prospects of a positive annual operating result.

3	GOL Linhas Aéreas Inteligentes S.A

Given the recent shift in the macroeconomic scenario, the Company has increased its projected annual reduction in domestic supply from 7% to 9% in June. In the second half of the year, it will have to cope with record jet fuel prices and a new cost hike due to the depreciation of the Real, as well as prospects of a reduction in Brazil’s annual GDP growth estimates. The scenario is even more challenging.

The various changes in scenarios faced by the industry in recent years have made us strengthen our fundamentals, maintaining a strong cash position, appropriate debt profile, efficient cost structure and a focus on the profitability of our flights, always seeking to serve our clients in the safest and most intelligent manner possible. It is for these reasons that we have maintained our beginning-of-year annual operating margin guidance at between 1% and 3%.

GOL thanks its Team of Eagles for their hard work, motivation and commitment in this especially challenging period for the airline industry.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

4	GOL Linhas Aéreas Inteligentes S.A

SMILES

In 2Q13, SMILES S.A. reported impressive results, underlining the potential of the loyalty program industry in Brazil. The company’s ex-breakage operating margin stood at 27.5%, 5.5 percentage points up on the 1Q13 figure, while net income came to R$48.3 million, a 62.0% improvement. The company will distribute R$37.1 million in dividends and interest on capital related to its first-half results

Continuing with its efforts to strengthen relations with partners, in recent months SMILES entered into agreements with two major retail chains, Ri Happy and Drogarias Pacheco e São Paulo. Clients of either chain who are members of the loyalty program can accumulate miles. At the close of 2Q13, SMILES had 212 commercial partners and a base of 9.3 million participants, 7% up year-over-year.

With the intention of implementing a codeshare agreement between GOL and Alitalia, the companies plan to offer members of SMILES and MilleMiglia, Alitalia’s loyalty program, the possibility of accumulating and redeeming miles on all eligible flights operated by both airlines.

GOL believes that SMILES has important advantages that will allow it to gain strength as a loyalty-building tool. Thanks to the growth of commercial partnerships and closer ties with financial institutions, SMILES is becoming an increasingly important sales channel for GOL.

Smiles – Financial Highlights

5	GOL Linhas Aéreas Inteligentes S.A

Aviation Market: Industry

Operating Data	2Q13	2Q12%		6M13	6M12%
Total System
ASK (mm)	36,805	37,217	-1.1%	75,084	76,477	-1.8%
RPK (mm)	27,538	27,039	1.8%	55,898	55,215	1.2%
Load Factor	74.8%	72.7%	2.2 p.p	74.4%	72.2%	2.2 p.p
Domestic Market
ASK (mm)	28,101	29,174	-3.7%	56,726	60,227	-5.8%
RPK (mm)	20,906	20,603	1.5%	42,208	42,168	0.1%
Load Factor	74.4%	70.6%	3.8 p.p	74.4%	70.0%	4.4 p.p
International Market
ASK (mm)	8,704	8,043	8.2%	18,359	16,249	13.0%
RPK (mm)	6,632	6,436	3.0%	13,691	13,047	4.9%
Load Factor	76.2%	80.0%	-3.8 p.p	74.6%	80.3%	-5.7 p.p

                             National Civil Aviation Agency (ANAC) figures

The aviation industry’s domestic supply fell by 3.7% year-over-year in 2Q13, while demand grew by 1.5%. Due to the reduction in supply, the period load factor increased by 3.8 percentage points. In year-to-date terms domestic supply declined by 5.8% over the first half of 2012, while demand remained flat.

              Aviation Market:  GOL

Operating Data	2Q13	2Q12%		6M13	6M12%
Total System
ASK (mm)	12,179	12,514	-2.7%	24,508	26,507	-7.5%
RPK (mm)	8,249	8,701	-5.2%	16,540	18,206	-9.1%
Load Factor	67.7%	69.5%	-1.8 p.p	67.5%	68.7%	-1.2 p.p
Domestic Market
ASK (mm)	10,870	11,538	-5.8%	21,767	24,462	-11.0%
RPK (mm)	7,499	8,107	-7.5%	14,914	16,888	-11.7%
Load Factor	69.0%	70.3%	-1.3 p.p	68.5%	69.0%	-0.5 p.p
International Market
ASK (mm)	1,309	977	34.0%	2,741	2,045	34.0%
RPK (mm)	749	594	26.1%	1,626	1,318	23.4%
Load Factor	57.2%	60.8%	-3.6 p.p	59.3%	64.4%	-5.1 p.p

National Civil Aviation Agency (ANAC) figures; 2Q12 includes consolidated GOL + Webjet figures

6	GOL Linhas Aéreas Inteligentes S.A

Domestic Market

GOL’s domestic supply fell by 5.8% over 2Q12. The year-to-date reduction was 11%, above the Company’s own estimate of between -8% and -10%.

Domestic demand recorded a 7.5% decline in the quarter due to the above-mentioned reduction in supply and the recomposition of prices in the period. The domestic load factor came to 69.0%, versus 70.3% in 2Q12.

International Market

In 2Q13, international market supply moved up by 34.0% over the same period of the last year, chiefly due to the new flights to Santo Domingo, Miami and Orlando launched in December 2012, helping push international demand up by 26.1%.

As a result, the international load factor stood at 57.2% in the quarter, 3.6 percentage points down on the 60.8% recorded in 2Q12. Part of this reduction was due to the increased representativeness of the flights to Santo Domingo, where we made around 85% of seats available for sale due to the performance of the 737-800 NG aircraft. In accordance with ANAC’s methodology, the load factor is calculated over total aircraft capacity.

              PRASK, RASK and Yield

In 2Q13, PRASK and RASK increased by 10.5% and 7.5% year-over-year, respectively, primarily due to the 13.4% upturn in yield.

Annual Yield Variation

The graph below shows that PRASK growth in recent months has outpaced the reduction in supply in comparison with the same months of the last year.

7	GOL Linhas Aéreas Inteligentes S.A

Annual Variation in Domestic PRASK and ASK

Key Operating Indicators

Operational and Financial Data	2Q13	2Q12	Chg. %	6M13	6M12	Chg. %
RPK Total (mm)	8,249	8,701	-5.2%	16,540	18,206	-9.1%
ASK Total (mm)	12,179	12,514	-2.7%	24,508	26,507	-7.5%
Total Load Factor	67.7%	69.5%	-1.8 p.p	67.5%	68.7%	-1.2 p.p
Break-Even Load Factor (BELF)	69.0%	83.0%	-14.0 p.p	66.4%	74.7%	-8.3 p.p
Revenue Passengers - Pax on Board (’000)	8,699	9,532	-8.7%	17,270	19,436	-11.1%
Aircraft Utilization (Block Hours/Day)	11.7	12.0	-2.3%	11.7	12.3	-4.8%
Departures	78,395	85,529	-8.3%	156,627	178,912	-12.5%
Average Stage Length (km)	891	866	3.0%	898	877	2.4%
Average Number of Operating Aircraft	119	129	-7.7%	121	133	-9.5%
Fuel consumption (mm liters)	370	403	-8.1%	745	848	-12.2%
Employees at period end	16,465	18,966	-13.2%	16,465	18,966	-13.2%
YIELD net (R$ cents)	20.88	18.41	13.4%	21.94	19.37	13.3%
Passenger Revenue per ASK net (R$ cents)	14.14	12.80	10.5%	14.81	13.30	11.3%
RASK net (R$ cents)	15.72	14.63	7.5%	16.31	15.08	8.2%
CASK (R$ cents)	16.01	17.46	-8.4%	16.04	16.40	-2.2%
CASK ex-fuel (R$ cents)	9.30	10.11	-8.0%	9.00	9.33	-3.5%
Average Exchange Rate¹	2.07	1.96	5.3%	2.03	1.87	8.9%
End of period Exchange Rate¹	2.22	2.02	9.6%	2.22	2.02	9.6%
WTI (avg. per barrel, US$)²	94.14	93.35	0.8%	94.30	98.15	-3.9%
Price per liter Fuel(R$)	2.21	2.28	-3.4%	2.32	2.21	5.0%
Gulf Coast Jet Fuel Cost (avg. per liter, US$)³	0.74	0.76	-2.5%	0.77	0.78	-0.8%

1.      Source: Central Bank
2.      Bloomberg
3.      Fuel expenses/liters consumed

8	GOL Linhas Aéreas Inteligentes S.A

Income Statement in IFRS (R$ thousand)

Income Statement (R$ `000)	2Q13	2Q12	Chg. %	6M13	6M12	Chg. %
Net operating revenues	1,914,825	1,830,658	4.6%	3,997,501	3,996,726	0.0%
Passenger	1,722,561	1,602,000	7.5%	3,628,668	3,526,254	2.9%
Cargo and Other	192,264	228,658	-15.9%	368,833	470,472	-21.6%
Operating Costs and Expenses	(1,949,903)	(2,185,303)	-10.8%	(3,931,404)	(4,344,109)	-9.5%
Salaries, wages and benefits	(335,169)	(399,276)	-16.1%	(622,068)	(806,605)	-22.9%
Aircraft fuel	(817,530)	(920,207)	-11.2%	(1,724,905)	(1,871,773)	-7.8%
Aircraft rent	(153,983)	(160,184)	-3.9%	(308,424)	(301,866)	2.2%
Sales and marketing	(109,297)	(95,152)	14.9%	(199,420)	(188,061)	6.0%
Landing fees	(134,797)	(134,912)	-0.1%	(268,641)	(277,094)	-3.1%
Aircraft and traffic servicing	(141,659)	(130,921)	8.2%	(277,218)	(254,178)	9.1%
Maintenance materials and repairs	(81,559)	(105,799)	-22.9%	(174,641)	(167,045)	4.5%
Depreciation	(116,227)	(132,060)	-12.0%	(227,152)	(251,042)	-9.5%
Other	(59,682)	(106,792)	-44.1%	(128,935)	(226,445)	-43.1%
Operating Result (Loss)	(35,078)	(354,645)	-90.1%	66,097	(347,383)	nm
Operating Margin	-1.8%	-19.4%	+17.5 pp	1.7%	-8.7%	+10.3pp
Other Income (expense)	(424,979)	(450,324)	-5.6%	(531,907)	(473,536)	12.3%
Interest expense	(129,963)	(109,468)	18.70%	(250,793)	(222,323)	12.80%
Interest Revenue	13,801	28,420	-51.40%	20,881	60,161	-65.30%
Exchange variation gain (loss)	(333,685)	(332,836)	0.30%	(274,531)	(260,139)	5.50%
Net hedge results	39,392	(17,834)	nm	13,324	1,711	678.70%
Other expenses, net	(14,524)	(18,606)	-21.90%	(40,788)	(52,946)	-23.00%
Loss before income taxes	(460,057)	(804,969)	-42.8%	(465,810)	(820,919)	-43.3%
Income taxes (expense) benefit	27,103	89,896	-69.9%	(42,434)	64,442	nm
Net Loss	(432,954)	(715,073)	-39.5%	(508,244)	(756,477)	-32.8%
Participation of Non-controlling Shareholders	16,567	-	nm	16,567	-	nm
Participation of Controlling Shareholders	(449,521)	-	nm	(524,811)	-	nm
Net Margin	-22.6%	-39.1%	+16.5 pp	-12.7%	-18.9%	+6.2 pp
EBITDA	81,149	(222,585)	nm	293,249	(96,341)	nm
EBITDA Margin	4.2%	-12.2%	+16.4pp	7.3%	-2.4%	+9.7 pp
EBITDAR	235,132	(62,401)	nm	601,673	205,525	192.8%
EBITDAR Margin	12.3%	-3.4%	+15.7pp	15.1%	5.1%	+9.9 pp

In accordance with CVM Instruction 527, the reconciliation of EBIT and EBITDA is shown in the Operating Result section. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator.

9	GOL Linhas Aéreas Inteligentes S.A

2Q13 Result – Operating Segment (R$ thousand)

Assets and Liabilities	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	2Q13 Total Consolidated
Assets
Current	3,077,202	719,298	3,796,500	(491,498)	3,305,002
Non-current	7,030,865	1,078,092	8,108,957	(1,065,717)	7,043,240
Total Assets	10,108,067	1,797,390	11,905,457	(1,557,215)	10,348,242
Liabilities
Current	3,065,562	424,096	3,489,658	(471,458)	3,018,200
Non-current	6,847,155	198,211	7,045,366	(1,073,969)	5,971,397
Shareholder’s equity	195,350	1,175,083	1,370,433	(11,788)	1,358,645
Total Liabilities and Shareholder’s equity	10,108,067	1,797,390	11,905,457	(1,557,215)	10,348,242

Statement of Profit and Loss	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	2Q13 Total Consolidated
Net Revenue
Passenger revenues	1,647,889	-	1,647,889	74,672	1,722,561
Cargo and others revenues	253,395	-	253,395	(77,417)	175,978
Miles redeemed revenues	-	113,234	113,234	(96,948)	16,286
Costs	(1,678,358)	(54,119)	(1,732,477)	12,630	(1,719,847)
Gross Income	222,926	59,115	282,041	(87,063)	194,978
Operating revenues (expenses)	-	-	-	-	-
Commercial expenses	(189,029)	(12,267)	(201,296)	56,773	(144,523)
Administrative expenses	(124,705)	(5,293)	(129,998)	21,858	(108,140)
Other operating revenues (expenses)	22,543	83	22,626	(19)	22,607
Financial result	-	-	-	-	-
Financial expenses	(245,263)	(177)	(245,440)	31,351	(214,089)
Revenues expenses	121,993	32,153	154,146	(31,351)	122,795
Exchange variation, net	(333,685)	-	(333,685)	-	(333,685)
Loss (Income) before income tax and social contribution	(525,220)	73,614	(451,606)	(8,451)	(460,057)
Current and Deferred income tax and social contribution	49,470	(25,305)	24,165	2,938	27,103
Total loss (income), net	(475,750)	48,309	(427,441)	(5,513)	(432,954)

For more information on the breakdown by business segment, see Note 29 to the Quarterly Information Report (ITR).

10	GOL Linhas Aéreas Inteligentes S.A

Net Revenue (R$ million)

Net revenue came to R$1,914.8 million in 2Q13, 4.6% more than the R$1,830.7 million recorded in 2Q12, chiefly due to the 13% increase in yield in the period.

Net revenue per ASK (RASK) increased by 7.5% over 2Q12,  mainly due to higher PRASK. The upturn was partially offset by INSS (social security) contributions, which are now recognized under revenue taxes due to the aviation industry’s inclusion in the Brasil Maior payroll-tax exemption program as of 2013. As a result the calculation base of INSS over payroll was changed to 1% of total gross revenue, increasing revenue taxes by 17.3%.

Net Revenue Breakdown (R$ MM)	2Q13	2Q12	Chg. %	6M13	6M12	Chg. %
Total Net Revenue (R$MM)	1,914.8	1,830.7	4.6%	3,997.5	3,996.7	0.0%
Net RASK (R$ cents)	15.72	14.63	7.5%	16.31	15.08	8.2%
Net Passenger Revenue (R$MM)	1,722.6	1,602.0	7.5%	3,628.7	3,526.3	2.9%
Net PRASK (R$ cents)	14.14	12.80	10.5%	14.81	13.30	11.3%
Ancillary Revenue (R$MM)	192.3	228.7	-15.9%	368.8	470.5	-21.6%
Ancillary per ASK	1.58	1.83	-13.6%	1.50	1.78	-15.2%

Gross Revenue (R$MM)	2Q13	2Q12	Chg. %	6M13	6M12	Chg. %
Passenger	1,782.4	1,658.5	7.5%	3,753.0	3,649.7	2.8%
Cargo and Others	245.4	268.4	-8.6%	481.6	546.7	-11.9%
Gross Revenues	2,027.7	1,926.9	5.2%	4,234.6	4,196.4	0.9%
Taxes	(112.9)	(96.3)	17.3%	(237.1)	(199.6)	18.7%
Net Revenue	1,914.8	1,830.7	4.6%	3,997.5	3,996.7	0.0%

Net passenger revenue totaled R$1,722.6 million, 7.5% up on the R$1,602.0 million posted in 2Q12 due to the period reduction in supply and the Company’s efforts to pass on the cost hikes, seeking to attract passengers with higher yields. Net passenger revenue per ASK (PRASK) increased by 10.5%thanks to the 13.4% period upturn in yields.

Ancillary revenue came to R$192.3 million, 15.9% down on the R$228.7 million posted in 2Q12, primarily due to the 2.7% reduction in seat supplyand the alteration in the fair value evaluation of miles sales due to the separation of SMILES and VRG. This was partially offset by the 9% upturn in cargo revenue. The success of GOLLOG’s Voo Certo product has also contributed to the improvement in cargo revenue and reflects the company’s strategy of increasing its ancillary revenue.Ancillary revenue per ASK fell by 13.6%.

11	GOL Linhas Aéreas Inteligentes S.A

            Operating Expenses (R$ million)

Operating expenses came to R$1,949.9 million in 2Q13, 10.8% down on the R$2,185.3 reported in 2Q12.

Total CASK amounted to R$16.01 cents in 2Q13, 8.4% down on the R$17.46 cents recorded in 2Q12, while CASK ex-fuel totaled R$9.30 cents, down by 8.0%. It is worth noting that this reduction took place against a background of increased pressure on operating costs, represented by the reduced dilution of costs per ASK and the 5.3% average depreciation of the Real against the Dollar in the quarter.

In the first half as a whole, GOL recorded savings of R$413 million, R$147 million of which due to reduced fuel costs and R$266 million in other operating costs, demonstrating the Company’s ability to manage its costs in line with changes in the scenario.

Operating Expenses (R$ MM)	2Q13	2Q12	Chg. %	6M13	6M12	Chg. %
Aircraft fuel	(817.5)	(920.2)	-11.2%	(1,724.9)	(1,871.8)	-7.8%
Salaries, wages and benefits	(335.2)	(399.3)	-16.1%	(622.1)	(806.6)	-22.9%
Aircraft rent	(154.0)	(160.2)	-3.9%	(308.4)	(301.9)	2.2%
Sales and marketing	(109.3)	(95.2)	14.9%	(199.4)	(188.1)	6.0%
Landing fees	(134.8)	(134.9)	-0.1%	(268.6)	(277.1)	-3.1%
Aircraft and traffic servicing	(141.7)	(130.9)	8.2%	(277.2)	(254.2)	9.1%
Maintenance, materials and repairs	(81.6)	(105.8)	-22.9%	(174.6)	(167.0)	4.5%
Depreciation and Amortization	(116.2)	(132.1)	-12.0%	(227.2)	(251.0)	-9.5%
Other operating expenses	(59.7)	(106.8)	-44.1%	(128.9)	(226.4)	-43.1%
Total operating expenses	(1,949.9)	(2,185.3)	-10.8%	(3,931.4)	(4,344.1)	-9.5%
Operating expenses ex- fuel	(1,132.4)	(1,265.1)	-10.5%	(2,206.5)	(2,472.3)	-10.8%

12	GOL Linhas Aéreas Inteligentes S.A

Operating Expenses per ASK	2Q13	2Q12	Chg. %	6M13	6M12	Chg. %
Aircraft fuel	(6.71)	(7.36)	-8.8%	(7.04)	(7.06)	-0.3%
Salaries, wages and benefits	(2.75)	(3.19)	-13.7%	(2.54)	(3.04)	-16.5%
Aircraft rent	(1.26)	(1.28)	-1.5%	(1.26)	(1.14)	10.5%
Sales and marketing	(0.90)	(0.76)	18.0%	(0.81)	(0.71)	14.1%
Landing fees	(1.11)	(1.08)	2.7%	(1.10)	(1.05)	4.8%
Aircraft and traffic servicing	(1.16)	(1.05)	10.5%	(1.13)	(0.96)	17.7%
Maintenance, materials and repairs	(0.67)	(0.85)	-21.2%	(0.71)	(0.63)	12.7%
Depreciation and Amortization	(0.95)	(1.06)	-10.4%	(0.93)	(0.95)	-2.1%
Other operating expenses	(0.49)	(0.85)	-42.3%	(0.53)	(0.85)	-37.6%
Total operating expenses	(16.01)	(17.48)	-8.4%	(16.04)	(16.40)	-2.2%
Operating expenses ex- fuel	(9.30)	(10.12)	-8.0%	(9.00)	(9.33)	-3.5%

Fuel costs per ASK totaled R$6.71 cents in 2Q13, 8.8% down on 2Q12, due to the grounding of the B737-300s, which improved fuel consumption per ASK in the period by 5.6%, and the 3.4% year-over-year reduction in the average fuel price. The exchange rate at the end of 2Q13 will push fuel prices up in the coming quarter, given the jet fuel pricing policy which contains a time lag.

Salaries, wages and benefits per ASK came to R$2.75 cents in 2Q13,  13.7% less than in 2Q12, due to the 13% reduction in the Company’s workforce and the inclusion of the aviation sector in the Brasil Maior payroll-tax exemption program as of this year. At the close of the quarter, GOL had 16,465 employees, versus 18,966 at the end of 2Q12.

Aircraft leasing costs per ASK stood at R$1.26 cents, 1.5% down on 2Q12 due to the lower number of aircraft under operational leasing contracts (90, versus 99 in 2Q12). On the other hand, the 5.3% average depreciation of the Real against the Dollar in the period and the reduction in the aircraft utilization rate (from 12.0 to 11.7 block hours/day) pressured fixed costs.

Sales and marketing expenses per ASK totaled R$0.90 cents, 18.0% up on 2Q12, chiefly due to the agreement with the CBF (Brazilian Football Confederation), which includes advertising campaigns and transportation of the delegations taking part in the Copa do Brasil and the Brazilian Championship, as well as the games of the Brazilian national team, for the next four years.

Landing costs per ASK came to R$1.11 cents, 2.7% up on 2Q12, primarily due to the implementation of the R$7 passenger connection charge since the end of 2012 in Brasília, Guarulhos and Viracopos, generating additional costs of around R$6 million in 2Q13.

Aircraft and traffic servicing expenses per ASK came to R$1.16 cents, 10.5% more than in 2Q12, mainly due to the 5.3% average depreciation of the Real against the Dollar and higher consulting and IT expenditures.

13	GOL Linhas Aéreas Inteligentes S.A

      Maintenance, materials and repairs per ASK stood at R$0.67 cents, 21.2% down on 2Q12, chiefly due to the grounding of the B737-300s and the period reduction in the number of engine removals, as programmed, partially offset by the depreciation of the Real against the Dollar.

      Depreciation and amortization per ASK totaled R$0.95 cents, 10.4% down year-over-year, chiefly due to the non-recurrence of expenses related to the return of Webjet’s aircraft in the same period last year, partially offset by the addition of one aircraft to the fleet under finance lease, totaling 46, versus 45 in 2Q12.

      Other operating expenses per ASK came to R$0.49 cents, 42.3% down on 2Q12, primarily due to gains of around R$30 million from sale leaseback operations in 2Q13 and the sub-leasing of five aircraft to Transavia to operate in the European summer high season.

  Operating Result

GOL recorded a consolidated operating loss (EBIT) of R$35.1 million in 2Q13, the Brazilian aviation industry’s seasonally weakest quarter, with a negative operating margin of 1.8%, an 18 percentage point improvement, equivalent to R$320 million, over 2Q12, thanks to the strategy of maximizing revenue and focusing on the control of manageable costs even in the midst of a highly challenging macroeconomic scenario.

The first-half operating result was a positive R$66.1 million, with an operating margin of 1.7%. The Company is reaffirming its annual operating margin guidance of between 1% and 3%.

EBITDAR (R$ Millions)	2Q13	2Q12	Chg. %	6M13	6M12	Chg. %
Net Revenue	1,914.8	1,830.7	4.6%	3,997.5	3,996.7	0.0%
Operating expenses	(1,949.9)	(2,185.3)	-10.8%	(3,931.4)	(4,344.1)	-9.5%
EBIT	(35.1)	(354.6)	-90.1%	66.1	(347.4)	nm
EBIT margin	-1.8%	-19.4%	+17.5 pp	1.7%	-8.7%	+10.3 pp
Depreciation and Amortization	(116.2)	(132.1)	-12.0%	(227.2)	(251.0)	-9.5%
EBITDA	81.1	(222.6)	nm	293.2	(96.3)	nm
EBITDA Margin	4.2%	-12.2%	+16.4 pp	7.3%	-2.4%	+9.7 pp
Aircraft Rental	(154.0)	(160.2)	-3.9%	(308.4)	(301.9)	2.2%
EBITDAR	235.1	(62.4)	nm	601.7	205.5	192.8%
EBITDAR Margin	12.3%	-3.4%	+15.7 pp	15.1%	5.1%	+9.9 pp

14	GOL Linhas Aéreas Inteligentes S.A

EBIT, EBITDA and EBITDAR Reconciliation (R$MM)	2Q13	2Q12	Chg. %	6M13	6M12	Chg. %
Net income (loss)	(433.0)	(715.1)	-39.5%	(508.2)	(756.5)	-32.8%
(-) Income taxes	27.1	89.9	-69.9%	(42.4)	64.4	nm
(-) Net financial result	(425.0)	(450.3)	-5.6%	(531.9)	(473.5)	12.3%
EBIT	(35.1)	(354.6)	-90.1%	66.1	(347.4)	nm
(-) Depreciation and amortization	(116.2)	(132.1)	-12.0%	(227.2)	(251.0)	-9.5%
EBITDA	81.1	(222.6)	nm	293.2	(96.3)	nm
(-) Aircraft rent	(154.0)	(160.2)	-3.9%	(308.4)	(301.9)	2.2%
EBITDAR	235.1	(62.4)	nm	601.7	205.5	192.8%

In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net loss (income) plus income and social contribution taxes and the net financial result; and EBITDA = net loss (income) plus income and social contribution taxes, the net financial result, and depreciation and amortization.

We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses.

  Hedge Result

The Company makes use of hedge accounting to record some of its derivative instruments. In 2Q13, the Company recorded a net gain from hedge operations of R$43.3 million.

Hegde Results (R$MM)	Fuel	Foreign Exchange	Interest	Total
Subtotal – Designed for Hedge Accounting	(20.9)	-	(2.0)	(22.9)
Subtotal – Non- designed for Hedge Accounting	-	49.1	17.2	66.2
Total	(20.9)	49.1	15.1	43.3
OCI (net of taxes)	1.6	-	(40.9)	(39.3)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked, designated for effective cash flow. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods with the aim of protecting cash flow.

The amount related to hedge operations was substantially recognized in the financial result (for more details, see the Financial Result section).

15	GOL Linhas Aéreas Inteligentes S.A

Hedge Results (R$MM)	Fuel	Foreign Exchange	Interest	Total
Financial Result	(17.1)	49.1	15.1	47.1
Operating Result	(3.8)	-	-	(3.8)
Total	(20.9)	49.1	15.1	43.3

Fuel: fuel consumption hedge transactions, which are effected through derivative contracts involving crude oil and its by-products (WTI, Brent and heating oil) generated losses of R$20.9 million in the quarter (R$17.1 million in the financial result and R$3.8 million in the operating result).

Foreign Exchange: foreign exchange hedge transactions designed to protect the Company’s cash flow generated gains of R$49.1 million, recognized in the financial result.

Interest: swap transactions to protect cash flow from aircraft leasing against an increase in interest rates generated gains of R$15.1 million in the financial result.

The table below shows the nominal value of derivatives contracted as a hedge against future expenses, the derivatives’ average contracted rate and the percentages of hedged exposure on an accrual basis on June 30, 2013:

Fuel	3Q13	4Q13	1Q14	2Q14	3Q14-1Q15
Notional Volume in Barrels ('000)	890	786	592	393	608
Price per Barrel (US$)*	107.39	105.94	105.51	104.55	103.78
Percentage of Protected Exposition	22%	19%	14%	10%	6%
**Total in R$MM	211.8	184.5	138.4	91.0	139.8
Exchange Rate	3Q13	4Q13	1Q14	2Q14	3Q14-1Q15
Notional Amount (US$)	210.2	89	-	-	-
Average Exchange Rate (US$)*	2.20	2.20	-	-	-
Percentage of Protected Exposition	37%	15%	-	-	-
Total in R$MM	461.7	195.8	-	-	-

*Weighted average of derivative strike prices.

** On 06/28/2013, the exchange rate was R$2.2156 / US$1.00.

All the financial instruments used for hedging purposes this quarter consisted of Brent and WTI options and collars, Libor interest rate swaps and dollar futures and options. GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

16	GOL Linhas Aéreas Inteligentes S.A

Financial Result

The 2Q13 net financial result was an expense of R$425 million no 2Q13, 5.6% down on the expense of R$450.3 million recorded in 2Q12.

Financial Result (R$ MM)	2Q13	2Q12	Chg. %	6M13	6M12	Chg. %
Interest Expenses	(130.0)	(109.5)	18.7%	(250.8)	(222.3)	12.8%
Financial Leases	(27.7)	(26.9)	3.0%	(52.6)	(50.5)	4.2%
Interest Expense	(102.2)	(82.6)	23.8%	(198.2)	(171.8)	15.4%
Exchange Variation	(333.7)	(332.8)	0.3%	(274.5)	(260.1)	5.5%
Interest and investment income	13.8	28.4	-51.4%	20.9	60.2	-65.3%
Hedge Results	47.1	(17.8)	nm	21.0	1.7	1135.3%
Other	(22.2)	(18.6)	19.4%	(48.5)	(52.9)	-8.3%
Net Financial Results	(425.0)	(450.3)	-5.6%	(531.9)	(473.5)	12,3%

Interest expenses totaled R$130.0 million, 18.7% up on 2Q12, chiefly due to: (i) the 10% year-over-year end-of-period depreciation of the Real against the Dollar, which had an adverse impact on the Company’s dollar-denominated debt (76.5% of the total in 2Q13, versus 70.2% in 2Q12); and (ii) new funding operations in the period: Senior Notes issues maturing in 2023 and financing guaranteed by the U.S. Ex-Im Bank for engine maintenance.

The exchange variation was up by only 0.3% over 2Q12, as most of the Company’s debt is foreign-currency-denominated. The result was practically offset by the reduced volatility of the exchange rate between 2Q13/1Q13 (+10%) and 2Q12/1Q12 (+11%).

Financial revenue totaled R$13.8 million, down -51.4% over R$28,4 million recorded in 2Q12, mainly due to the net income from financial investments.

Other financial expenses climbed by 19.4%, recording an expense of R$22.2 million in 2Q13, versus R$18.6 million in 2Q12, due to: (i) the 10% year-over-year end-of-period devaluation of the Real against the Dollar; (ii) the increase in bank commissions due to new funding operations; and (iii) the loss in the fair value of the SMILES stock purchase option entered into with General Atlantic.

Income Tax

Income tax totaled R$27.1 million, 70% down on the R$89.9 million reported in 2Q12, chiefly due to the 55% decline in expenses from deferred income tax as a result of: (i) the realization of miles constituted prior to the separation of SMILES’ activities (legacy of VRG); and (ii) the settlement of derivative operations.

17	GOL Linhas Aéreas Inteligentes S.A

Income taxes (R$)	2Q13	2Q12	Chg. %	6M13	6M12	Chg. %
Current income tax	(11.0)	5.3	nm	(28.4)	(4.6)	517.4%
Deferred income tax	38.1	84.6	-55.0%	(14.1)	69.0	nm
Income tax	27.1	89.9	-69.9%	(42.4)	64.4	nm

Net Loss

GOL posted a 2Q13 net loss of R$433.0 million, with a negative net margin of 22.6%, versus a net loss of R$715.1 million and a negative net margin of 39.1% in 2Q12.

Net Loss (R$MM)	2Q13	2Q12	Chg. %	6M13	6M12	Chg. %
Net Loss	(433.0)	(715.1)	-39.5%	(508.2)	(756.5)	-32.8%
Net margin	-22.6%	-39.1%	16.5 p.p	-12.7%	-18.9%	6.2 p.p
Loss per share, basic	(1.57)	(2.64)	-40.5%	(1.84)	(2.80)	-34.3%

Balance Sheet: Liquidity

Cash, cash equivalents, financial investments and short and long-term restricted cash closed the quarter at R$2,767.1 million, 41% up on 2Q12 and 71% more than in 1Q13. This is the Company’s highest ever quarterly cash position.

Total Liquidity (R$ MM)	2Q13	2Q12	Chg. %	6M13	6M12
Cash,Financial Assets and Restricted cash	2,767.1	1,967.9	40.6%	1,619.7	70.8%
Short Term Receivables	353.4	379.2	-6.8%	359.8	-1.8%
Total Liquidity	3,120.5	2,347.1	33.0%	1,979.5	57.6%

Total cash represented around 34% of LTM revenue and 5.8x  obligations due in the next 12 months (3.3x in 1Q13).

This increase in relation to 2Q12 and 1Q13 was due to the cash entry of approximately R$1.5 billionin May 2013 from the SMILES IPO (R$1.1 billion) and the agreement involving the advanced sale of SMILES miles to financial institutions (R$400 million), underlining the Company’s commitment to maintaining high liquidity and reducing its leverage.

Short-term receivables consist mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation. At the end of 2Q13, these receivables totaled R$353.4 million, 1.8% less than the R$359.8 million recorded in 1Q13.

18	GOL Linhas Aéreas Inteligentes S.A

Balance Sheet: Indebtedness

On June 30, 2013, the Company’s total loans and financings came to R$5,594.5 million, including finance lease, 6.9% up on 2Q12, primarily due to: (i) the 10% year-over-year end-of-period depreciation of the Real against the Dollar; and (ii) Senior Notes issues maturing in 2023 and financing guaranteed by the U.S. Ex-Im Bank for engine maintenance, partially offset by the reduction in the Company’s debt by around R$318 million in the first half.

In comparison with 1Q13, there was an increase of 4.6%, also due to the 10% year-over-year end-of-period depreciation of the Real against the Dollar and the new funding operations described above, partially offset by the period reduction in the Company’s debt.

Continuing with its gradual deleveraging process, debt payments and pre-payments came to around R$318 million in the first half. The Company remains focused on its strategy of maintaining an adequate debt amortization profile.

Total Debt (R$ MM)	2Q13	2Q12	Chg. %	1Q13	Chg. %
Short Term Debt	487.5	605.7	-19.5%	496.9	-1.8%
Long Term Debt	5,107.0	4,627.2	10.4%	4,849.9	5.3%
Gross Debt	5,594.5	5,232.9	6.9%	5,346.9	4.6%
% of U.S. Dollar denominated debt	76.5%	70.2%	+6.3 pp	73.0%	+3.5 pp
Cash and Cash Equivalents	2,767.1	1,967.9	40.6%	1,619.7	70.8%
Net Debt	2,827.4	3,265.0	-13.4%	3,727.1	-24.1%

Financing Debt (R$ MM)	2Q13	2Q12	Chg. %	1Q13	Chg. %
Aircraft Financing	2,188.9	2,126.9	2.9%	1,974.7	10.8%
Loans and Financings	3,405.6	3,106.0	9.6%	3,372.2	1.0%
Loans and Financings (ex-perpetual notes)	2,924.1	2,682.0	9.0%	2,931.8	-0.3%
Perpetual Notes	396.6	361.8	9.6%	360.5	10.0%
Accumulated Interest	84.9	62.2	36.5%	79.9	6.3%
Gross Debt	5,594.5	5,232.9	6.9%	5,346.9	4.6%
Operating Leases (off-balance)	3,202.5	2,468.4	29.7%	2,623.0	22.1%
Total Loans and Financing	8,797.0	7,701.3	14.2%	7,969.9	10.4%
Total Cash	2,767.1	1,967.9	40.6%	1,619.7	70.8%
Net Financial Commitments	6,029.9	5,733.4	5.2%	6,350.2	-5.0%
EBITDAR (LTM)	654.2	575.8	13.6%	356.7	83.4%
Net Financial Commitments / EBITDAR	9.2 x	10.0 x	-0.7 x	17.8 x	-8.6 x

19	GOL Linhas Aéreas Inteligentes S.A

The current liquidity ratio (total cash plus receivables divided by current liabilities) stood at 1.0x in 2Q13 (versus 0.7x in 1Q13 and 0.8x in 2Q12). On June 30, 2013, the average maturity of the Company’s long-term debt, excluding financial leasing was 5.7 years, with an average rate of 10.5% for local-currency debt and 8.9% for dollar-denominated debt.

The Company closed 2Q13 with a leverage ratio (adjusted gross debt/LTM EBITDAR) of 15.5x versus 27.9x in 1Q13 and 16.0x in 2Q12. The 44% improvement over the previous quarter was due to the EBITDAR  recomposition process. At the end of 2Q13, EBITDAR came to R$235 million, with a margin of 12.3%, giving first-half EBITDAR of R$601.7 million, with a margin of 15.1%, 133% more than the R$258 million (margin of 3.2%) reported in the entire year of 2012. Given the EBITDAR recovery, the Company’s financial leverage metrics should also stage a gradual recovery throughout 2013.

Financial Debt Amortization Schedule (R$ million)

GOL’s loans and financing amortization profile, excluding interest and finance leases, shows that the Company remains committed to reducing its financial obligations in the coming years, as can be seen from the position on June 30, 2013.

Year	Debt in MR$	% Total	% Real	%USD
2013	90	2.6%	42.2%	57.8%
2014	123	3.6%	61.0%	39.0%
2015	677	19.6%	99.7%	0.3%
2016	258	7.5%	100.0%	0.0%
After 2016	1,864	54.0%	13.8%	86.2%
No Maturity	443	12.8%	0.0%	100.0%
Total	3,455	100.0%	37.7%	62.3%

20	GOL Linhas Aéreas Inteligentes S.A

Main Financial Ratios

Financial Ratios	2Q13	2Q12	Chg. %	1Q13	Chg. %
% of Foreign Currency Debt	76.5%	70.2%	+6.3 pp	73.0%	+3.5 pp
Cash and Equivalents as % of LTM Net Revenues	34.1%	24.4%	+9.7 pp	20.2%	+13.9 pp
Net Debt (R$MM)	2,827.4	3,265.0	-13.4%	3,727.1	-24.1%
Gross Debt (R$MM)	5,594.5	5,232.9	6.9%	5,346.9	4.6%
Gross Adjusted Debt[2] (R$MM)	10,148.7	9,196.1	10.4%	9,944.4	2.1%
Net Adjusted Debt[3] (R$MM)	7,381.6	7,228.2	2.1%	8,324.7	-11.3%
Gross Adjusted Debt2 / EBITDAR (LTM)	15.5x	16.0x	-0.5 x	27.9x	-12.4x
Net Adjusted Debt3 / EBITDAR LTM (LTM)	11.3x	12.6x	-1.3 x	23.3x	-12.1x
Net Financial Commitments1 / EBITDAR (LTM)	9.2x	10.0x	-0.7 x	17.8x	-8.6x

1- Financial commitments (gross debt + operating lease contracts, in accordance with note 30 to the interim financial statements) less cash and cash equivalents and short-term financial investments); 2 - Gross debt + LTM operating lease expenses x 7; 3- Adjusted gross debt less cash and cash equivalents, short-term financial investments and restricted cash. Certain variation calculations in this report may not match due to rounding.

Operational Fleet

The Company closed the quarter with an operational fleet of 135 Boeing 737-700 and 800 NG with an average age of 7.1 years, and a total fleet of 145 aircraft.

Fleet	2Q13	2Q12	Chg.	1Q13	Chg,
737-300*	9	23	(14)	15	(6)
737-700	37	43	(6)	37	-
737-800	98	81	17	94	4
767-300/200*	1	3	(2)	2	(1)
Total	145	150	(5)	148	(3)

  * Non-operational aircraft.

In 2Q13, the Company took delivery of three aircraft under operating lease contracts and one aircraft under a finance lease contract, and returned one aircraft under an operating lease contract. The Company also sub-leased five aircraft to Transavia Airlines, permitting greater seat supply flexibility, in line with the seasonality of the Brazilian and European markets in the period between April and October.

In the first half, the Company returned nine Webjet aircraft and negotiations are under way for the sale of the 10 remaining B737-300s by the end of 2013.

21	GOL Linhas Aéreas Inteligentes S.A

The Company leases its fleet through a combination of finance and operating leases. Out of the total of 136 aircraft, excluding Webjet’s, 90 were under operating leases and 46 were under finance leases. Of the 46 under finance leases, 40 have a purchase option when their leasing contracts terminate.

On June 30, 2013, the Company had 146 firm aircraft acquisition orders with Boeing, totaling around R$35.3 billion, excluding contractual discounts.

Aircraft Commitments (R$MM)	2013	2014	2015	2016	>2016	Total
Aircraft Commitments*	1,284.8	1,669.7	1,658.0	1,725.1	28,931.7	35,269.3

  * Considers the list price of the aircraft

Also on June 30, 2013, of the commitments mentioned above, the Company had obligations of R$4.6 billion in pre-delivery deposits, which will be disbursed as per the table below.

Pre-Delivery Deposits (R$MM)	2013	2014	2015	2016	>2016	Total
Pre-Delivery Deposits	69.9	224.7	321.3	140.0	3,805.3	4,561.2

The portion financed through long-term loans with the U.S. Ex-Im Bank, guaranteed by aircraft, accounted for around 85% of the total aircraft cost. Other agents finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company has been paying for the aircraft acquisitions with its own resources, loans, cash flow from operations, short and long-term credit lines and financing by the supplier.

Future Fleet Plan

Fleet Plan – End of Period	2013	2014	2015	2016
Boeing 737-700/800 NG	136	137	140	140

Capex

GOL invested around R$158 million in 2Q13, 69% of which in the acquisition of aircraft (pre-delivery deposits); around 30% in aircraft parts, reconfigurations and improvements; and around 1% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Wheel and Brake Workshop).

The amounts described above only include additions to fixed assets (excluding divestments, write-offs and the reimbursement of aircraft pre-delivery deposits), and do not include additions related to the entry of aircraft under finance leases due to the non-incidence of cash effects at the moment of acquisition, as a result of the financing structure for this type of operation. For more information on fixed assets, see note 17 to the financial statements.

22	GOL Linhas Aéreas Inteligentes S.A

2013 Financial Guidance

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance on a quarterly basis to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

The Company reviewed its projections and its current expectations for 2013. All metrics were revisited, and three indicators have been changed:

                                      i.            The operating cost per available seat kilometer excluding fuel was changed to between R$9.5 and R$10.0 cents;

                                    ii.            The average exchange rate (R$/US$) for 2013 was changed to between R$2.10 and R$2.20;

                                  iii.            The fuel price* was changed to between R$2.38 and R$2.48.

The Company maintains its guidance for operating margin between 1% and 3% announced earlier this year.

2013 Guidance	Previous (06/24/2013)		New		Real 6M13
	From	To	From	To
Brazilian GDP Growth	2.0%	2.5%	2.0%	2.5%	N.D.
Annual Change in RASK	= or > 10%		= or > 10%		8%
Annual Change in Domestic Supply (ASK)	Around -9%		Around -9%		-11%
CASK ex-fuel (R$ cents)	10.3	9.7	10.0	9.5	9.0
Average Exchange Rate (R$/US$)	2.18	2.08	2. 20	2.10	2.03
Jet Fuel Price (QAV)*	2.40	2.30	2.48	2.38	2.32
Operating margin (EBIT)	1%	3%	1%	3%	1.7%

The Company compares estimated with actual results after disclosing its financial statements for the full year. The results of these annual comparisons are available in Section 11 of the Company’s Reference Form.

23	GOL Linhas Aéreas Inteligentes S.A

Balance Sheet

Balance Sheet (R$ `000)	2Q13	2Q12	1Q13
Assets	10.348.242	10.454.148	8.973.657
Current Assets	3.305.002	2.636.622	2.087.541
Cash and cash equivalents	1.162.090	983.275	865.973
Financial assets	1.403.514	719.391	533.981
Restricted cash	7	69.603	7
Trade and other receivables	353.377	379.231	359.776
Inventories of parts and supplies	148.216	150.149	139.091
Recoverable income taxes	88.538	191.471	76.652
Deposits	4.719	34.987	-
Prepaid expenses	89.506	67.705	61.097
Hedge Transactions	7.334	-	12.734
Other current assets	41.029	40.810	30.056
Asset available for sale	6.672	-	8.174
Non-Current Assets	5.599.622	5.801.182	5.580.321
Property and equipment, net	3.910.729	4.026.159	3.887.240
Intangible Assets	1.688.896	1.775.023	1.693.081
Other Non-Current Assets	1.443.618	2.016.344	1.305.795
Prepaid expenses	30.769	40.212	33.112
Deposits	780.857	639.186	669.652
Recoverable deferred income taxes	423.259	1.133.137	377.855
Restricted cash	201.492	195.622	219.719
Other non-current assets	7.238	8.187	5.457
Liabilities and Shareholders` Equity	10.348.242	10.454.148	8.973.657
Current Liabilities	3.018.200	2.856.843	2.666.268
Short-term borrowings	487.546	605.678	496.941
Accounts payable	383.322	534.149	530.442
Salaries, wages and benefits	209.712	242.050	176.393
Current income taxes payables	65.363	62.792	64.003
Sales tax and landing fees	239.440	253.293	218.796
Advance ticket sales	945.479	784.927	745.888
Provisions	114.549	78.619	136.029
Smiles deferred revenue	155.299	101.666	134.559
Advance from costumers	326.787	9.623	58.692
Dividend	-	584	7
Obligation of derivatives transactions	15.792	107.252	36.018
Other Obligations	74.911	76.210	68.500
Non-Current Liabilities	5.971.397	6.110.389	5.636.239
Long-term debt	5.106.986	4.627.238	4.849.911
Smiles deferred revenue	427.898	286.797	406.914
Provision	298.988	249.158	289.747
Deferred income taxes	-	755.867	-
Current income taxes payables	51.722	116.475	50.350
Other non-current liabilities	85.803	74.854	39.317
Shareholder's Equity	1.358.645	1.486.916	671.150
Issued share capital	2.501.574	2.316.500	2.501.574
Capital reserves	61.574	60.263	61.574
Treasury shares	-32.116	-51.377	-32.116
Other Reserves	509.083	64.147	-126.114
Retained losses	-2.183.289	-902.617	-1.733.768
Portion of non-controlling Parties	501.819	-	-

24	GOL Linhas Aéreas Inteligentes S.A

Cash Flow

IFRS and BRGAAP	06/30/2013	06/30/2012
Net Loss for the Period	(524,811)	(756,477)
Adjustments to Reconcile net Loss to net Cash Provided by Operating Activities
Depreciation and Amortization	227,155	251,042
Allowance for Doubtful Accounts	16,393	15,076
Litigation	8,073	9,802
Provision for Inventory Obsolescence	(8,289)	(235,000)
Deferred Taxes	14,062	(69,037)
Shared-based Payments	3,741	7,684
Exchange and Monetary Variations, net	328,784	264,019
Interests on Loans, Net	104,957	127,998
Unrealized Hedge Income, Net	24,765	60,607
Provision for Return of Aircraft	-	1,988
Mileage Program	93,985	101,749
Write-of Property, Plant and Equipment and Intangible Assets	20,126	5,725
Impairment Losses	-	(3,058)
Cash Flows from Operating Activities:
Accounts Receivable	(44,105)	(40,173)
Investments Used for Trading	(818,486)	287,688
Inventories	(1,888)	1,109
Deposits	(54,439)	(20,873)
Prepaid Expenses, Insurance and Recoverable Taxes	(18,634)	21,242
Others Assets	29,452	8,761
Accounts Payable	(96,863)	119,586
Advance Ticket Sales	122,289	40,184
Advances from Customers	285,725	(20,629)
Salaries, Wages and Benefits	2,194	(7,980)
Sales Tax and Landing Fees	(1,299)	63,265
Tax Obligation	16,800	(5,809)
Liabilities from Derivative Transactions	(21,337)	(24,516)
Provisions	(137,905)	17,419
Others Liabilities	(5,543)	(13,730)
Cash Flows from Operating Activities	(435,098)	442,427
Interest Paid	(129,127)	(60,068)
Income Tax Paid	(20,610)	(4,595)
Net Cash Provided by (Used in) Operating Activities	(584,835)	377,764
Investment Activities:
Restricted Cash	23,025	(156,130)
Property, Plant and Equipment	(112,494)	(365,879)
Intangible Assets	(9,282)	(14,585)
Net Cash Used in Investing Activities	(98,751)	(536,594)
Financing Activities:
Loan Funding	397,600	218,334
Loan Payments	(318,175)	(307,801)
Payments of Financial Leases	(94,525)	-
Disposal of Treasury Shares	3,235	-
Capital Increase	1,885	-
Capital Increase in Subsidiary	1,095,953	-
Advance for Future Capital Increase	-	579,000
Net Cash Generated by Financing Activities	1,085,973	(88,888)
Exchange Rate Changes in Cash and Cash Equivalents of Foreign Subsidiaries	(15,848)	706,000
Net Increase (Decrease) in Cash and Cash Equivalents	386,539	(247,012)

Cash and Cash Equivalents at Beginning of the Period	775,551	1,230,287
Cash and Cash Equivalents at End of the Period	1,162,090	983,275

25	GOL Linhas Aéreas Inteligentes S.A

GLOSSARY OF INDUSTRY TERMS

▶AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

▶AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

▶AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

▶AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

▶BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

▶BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

▶CHARTER: a flight operated by an airline outside its normal or regular operations.

▶EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

▶LESSOR: the party renting a property or other asset to another party, the lessee.

▶LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

▶LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

▶OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):  operating expenses divided by the total number of available seat kilometers.

▶OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

▶OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

▶PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK):  total passenger revenue divided by the total number of available seat kilometers.

▶PDP FACILITY (PRE-DELIVERY PAYMENT FACILITY):  credit for the prepayment of aircraft acquisitions.

▶REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

▶REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

▶SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

▶SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

▶SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

▶WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

▶YIELD PER PASSENGER KILOMETER: the average amount a passenger pays to fly one kilometer.

26	GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 970 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

27	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.